The Royce Funds

745 Fifth Avenue
New York, NY 10151
(212) 508-4500
(800) 221-4268

December 23, 2011

Securities and Exchange Commission
Attn: Mr. Kevin Rupert
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Investment Management

Re:	The Royce Fund
File Nos. 002-80348 & 811-03599

Dear Mr. Rupert:

          Enclosed herewith for filing under the Securities Act of 1933, as amended (the “1933 Act”), and the Investment Company Act of 1940, as amended (the “1940 Act”), is Post-Effective Amendment No. 106 under the 1933 Act and Amendment No. 108 under the 1940 Act to the Registration Statement on Form N-1A of The Royce Fund (the “Trust”).

          This Amendment is being filed pursuant to paragraph (a)(1) of Rule 485 under the 1933 Act to reflect the addition of newly-created R Class and K Class shares of Royce Global Value Fund and Investment Class and Institutional Class shares or Royce Special Equity Multi-Cap Fund. The Amendment contains: two prospectuses (the “New Prospectuses”), one offering R Class and K Class shares of Royce Global Value Fund and the other offering Investment Class and Institutional Class shares of Royce Special Equity Multi-Cap Fund; and the Trust’s Statement of Additional Information, updated to add such Classes. The New Prospectuses will contain substantially similar disclosure to that previously reviewed by the staff in April 2011 (Post-Effective Amendment No. 104 filed under Rule 485(a) and subsequently declared effective on May 1, 2011) for the Consultant Class shares of Royce Global Value Fund (the “Existing RGV Prospectus”) and in December 2010 (Post-Effective Amendment No. 101 filed under Rule 485(a) and subsequently declared effective on December 29, 2010) for the Service Class shares of Royce Special Equity Multi-Cap Fund (the “Existing RSM Prospectus”). The disclosure contained in the New Prospectuses will not differ in any material respect from the disclosure contained in the Existing RGV Prospectus and the Existing RSM Prospectus except to the extent necessary to reflect the R Class and K Class shares and the Investment and Institutional Class shares, respectively.

          Disclosure in the New Prospectuses relating to: the R Class and K Class shares of Royce Global Value Fund is substantially similar to disclosure previously reviewed by the staff in April 2010 (Post-Effective Amendment No. 96 filed under Rule 485(a) and subsequently declared effective on May 1, 2010) for the R Class and K Class shares of Royce Pennsylvania Mutual Fund; the Investment Class shares of Royce Special Equity Multi-Cap Fund is substantially similar to disclosure previously reviewed by the staff in August 2010 (Post-Effective Amendment No. 99 filed under Rule 485(a) and subsequently declared effective on August 31, 2010) for the Investment Class shares of Royce Global Value Fund; the Institutional Class of Royce Special Equity Multi-Cap Fund is substantially similar to disclosure previously reviewed by the staff in February 2011 (Post-Effective Amendment No. 103 filed under Rule 485(a) and subsequently declared effective on February 28, 2011) for the Institutional Class shares of Royce Pennsylvania Mutual Fund. Please note that certain information in the Statement of Additional Information concerning principal holders of shares has not been updated. A subsequent post-effective amendment to the Registration Statement will contain such information as well as changes necessary to incorporate any comments received from the staff.

          In light of the substantial similarity of the proposed disclosure to language already reviewed by the staff, we respectfully request that the staff conduct a limited review of the enclosed Amendment. In addition, we hereby request that the effectiveness of this Amendment be accelerated before the close of business on February 15, 2012, or as soon thereafter as practicable.

          Please contact me at (212) 508-4578 if you have any questions or comments.

Very truly yours,

/s/John E. Denneen
John E. Denneen
General Counsel